UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-40310

INNOVIZ TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

Innoviz Technologies Campus
5 Uri Ariav Street, Bldg. C
Nitzba 300, Rosh HaAin, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information included this Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-265170) and Form S-8 (File No. 333-255511 and 333-265169), with the exception of Exhibit 99.1, which shall not be deemed incorporated by reference into such registration statements.

On September 8, 2022, Innoviz Technologies Ltd. (the "Company" or "Innoviz") issued a press release announcing that one of the leading Asia-based automotive OEMs has selected the Company to serve as its direct LiDAR supplier for series production passenger vehicles. Innoviz will supply InnovizTwo LiDAR sensors to position vehicles to upgrade to full L3 Automation.  The partnership is expected to generate revenues during fiscal year 2024.

Forward Looking Statements

This report contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services offered by Innoviz, the anticipated technological capability of Innoviz's products, the markets in which Innoviz operates and Innoviz's projected future results. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties, including, in the case of this fourth design win, the risk that definitive agreements remain to be finalized between the parties. You should carefully consider such risk and the other risks and uncertainties described in Innoviz's annual report on Form 20-F filed with the SEC on March 30, 2022 and other documents filed by Innoviz from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Innoviz gives no assurance that it will achieve its expectations.

Exhibit Index

The following press release is furnished hereto:

Exhibit No.	Description

99.1	Press Release of Innoviz Technologies, Ltd., dated September 8, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Innoviz Technologies Ltd.

By:	/s/ Eldar Cegla
Name: Eldar Cegla
Title: Chief Financial Officer

Date: September 8, 2022